Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174

       September 12, 2013

VIA EDGAR CORRESPONDENCE

United States Securities
  and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Scot Foley

Re:           DC Brands International, Inc.
   PRE14C Filed on August 30

Dear Mr. Foley:

Thank you for your letter dated September 9, 2013 regarding the DC Brands International, Inc. (“DC Brands”) preliminary information statement filing.  As per your request, to avoid any confusion and assist in reader clarity, we have added the following underlined information to the DEF14C filed on September 10, 2013:

“For the above reasons, the board believes that the Stock Split is in the best interest of DC Brands and its stockholders.  There can be no assurance, however, that the Stock Split will have the desired benefits.  The Board has no immediate plans, understandings, agreements or commitments to issue any of the additional but unissued shares of common stock resulting from the stock split for any purpose other than upon conversion of currently outstanding securities, if the security holders should request conversion.”

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

Leslie Marlow